

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2014

Via E-mail
David McCann
Chairman
Fyffes plc
29 North Anne Street
Dublin 7, Ireland

> **Re:** **Fyffes plc**
> **Form 425**
> **Filed September 17, 2014**
> **File No. 001-01550**

Dear Mr. McCann:

We have reviewed your response and have the following additional comment.

1. We note your response to our prior comment 2 and reissue. We note that the "Illustrative Share Price Analysis" uses a ChiquitaFyffes Pro Forma EV/EBITDA trading multiple range of 7.5x to 8.5x. Please advise regarding your basis for selecting this multiple range. In this regard, we note that your response focuses on Chiquita but the "Illustrative Share Price Analysis" is for the combined company of ChiquitaFyffes. We further note that the 10-year medium EV/EBITDA trading multiple of 7.7x was for Chiquita. Please note that we may have further comments upon review of your response.

You may contact Donald Field, Attorney-Adviser, at (202) 551-3680, Loan Lauren Nguyen, Special Counsel, at (202) 551-3642, or the undersigned, at (202) 551-3503, if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Mario A. Ponce, Esq.
        Simpson Thacher & Bartlett LLP